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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
           SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              USA DETERGENTS, INC.
                           (NAME OF SUBJECT COMPANY)

                              USA DETERGENTS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   902938109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                    URI EVAN
                            CHIEF EXECUTIVE OFFICER
                              USA DETERGENTS, INC.
                               1735 JERSEY AVENUE
                           NORTH BRUNSWICK, NJ 08902
                                 (732) 828-1800
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:

                           SHELDON G. NUSSBAUM, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is USA Detergents, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1735 Jersey Avenue, North Brunswick, New Jersey 08902. The telephone number of the principal executive offices of the Company is (732) 828-1800. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"). As of March 30, 2001, there were 14,192,776 shares of Common Stock issued and outstanding and outstanding options to purchase an aggregate of 2,640,088 shares of Common Stock under the Company's 1995 Stock Option Plan, the Company's Stock Option Plan for Non-Employee Directors, and various option and warrant agreements.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name and business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer (the "Offer") being made by US Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Church & Dwight Co., Inc., a Delaware corporation ("Church & Dwight" or "Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated April 12, 2001 (as amended or supplemented, the "Schedule TO"), to purchase all outstanding shares of Common Stock (the "Shares") at $7.00 per Share, net to the sellers in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer Documents") included in the Schedule TO. A copy of the Offer to Purchase has been filed as Exhibit (a)(4) hereto and is incorporated herein by reference. Copies of the Offer Documents are being furnished to the Company's stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 30, 2001 and as amended as of April 10, 2001, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that following the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a subsidiary of Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     The consummation of the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least 51% of the outstanding Shares on a fully-diluted basis, including for the purposes of such calculation all Shares then owned by Parent and/or Purchaser (which for these purposes will be deemed to be validly tendered and not withdrawn) and all shares issuable upon exercise or conversion of any stock options or warrants having an exercise price of $7.00 per Share or less that vest prior to the effective time of the Merger (the "Minimum Condition"). All options currently outstanding under the Company's 1995 Stock Option Plan will fully vest as a result of the transactions described herein. The consummation of the Offer is also subject to certain other conditions, a summary of which is included in Section 13 of the Offer to Purchase and incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the statement of conditions to the Offer set forth in Annex I of the Merger Agreement.

     As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 469 N. Harrison Street, Princeton, New Jersey 08543. All information in this Schedule 14D-9 or incorporated by reference herein concerning Parent, Purchaser and their respective affiliates, or actions or events in respect of any of them, was provided by Parent and Purchaser, and the Company assumes no responsibility for such information.
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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are, except as noted below, described under the captions "The Board of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex B and is incorporated herein by reference. Except as described or referred to herein and in Annex B attached hereto, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

     The Merger Agreement. In connection with the transactions contemplated by the Merger, Parent, Purchaser and the Company entered into the Merger Agreement. A summary of the material provisions of the Merger Agreement is included in
Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase, which is incorporated herein by reference.

     Effects of the Offer and the Merger on Company Stock Plans and Various Other Option Agreements. Immediately before the Effective Time, all outstanding options for the purchase of Shares held by officers, directors, employees and affiliates of the Company will be cashed out and cancelled. The cashout price per Share will be equal to the difference between $7.00 and the option exercise price per Share ($0 if the option exercise price is $7.00 or more).

     Employment and Other Agreements. The Company has employment or other change in control agreements with each of Uri Evan, Charles LaRosa, Daniel Bergman, Richard Coslow and Keith Spero. These agreements provide, among other things, for the payment of severance if employment is terminated under certain circumstances following a change in control of the Company. The amount of severance is 18 months' salary for Mr. Evan and 12 months' salary for each of Messrs. La Rosa, Bergman, Coslow and Spero. These agreements, together with the Company's stock option plan and option agreements, also provide for accelerated vesting of any stock options granted to the executives. The Merger and/or the purchase by Purchaser of at least 51% of the outstanding Shares will be considered a change in control for purposes of these agreements. In addition to severance payments under these agreements, it is contemplated that each of Messrs. Coslow and Spero will receive additional cash payments for transition services in an amount to be determined. Mr. Evan is expected to continue to provide services to the Company and/or Parent after the Merger, for which he will be compensated on terms to be negotiated.

     Purchase of Company Assets. In the event that the Merger is consummated, Church & Dwight has indicated its desire to divest certain non-laundry related assets of the Company. Church & Dwight has had discussions with Uri Evan, the Company's Chief Executive Officer, and certain other executive officers of the Company regarding the possible sale to them of these assets. The terms of any such purchase and sale are still being negotiated, and may include financing provided in part by Church & Dwight. There are no present agreements for this purchase and sale.

     Transactions with Former Director. In connection with the Company's joint venture with Parent, Parent acquired approximately 1.07 million shares of Common Stock from Frederick R. Adler, then a director of the Company, for $7.00 per share. An additional approximately 700,000 shares owned by Mr. Adler were subsequently purchased by Parent for $7.00 per share pursuant to a Put and Call Agreement, dated as of June 14, 2000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Board") has approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

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     A press release announcing the execution of the Merger Agreement is filed herewith as Exhibit (a)(3) and is incorporated herein by reference.

BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

     In the spring of 1999, Uri Evan, the Company's Chief Executive Officer, began discussing with the Company's board of directors (the "Board") ways to improve the Company's operating efficiencies. Mr. Evan was particularly concerned that the Company was not maximizing its manufacturing facilities and that it had excess capacity within such facilities. He believed that this, among other matters, was negatively affecting the value of the Company's stock and that the Board should continue to review and, if appropriate, pursue strategic alternatives to improve the Company's stock performance. The Board discussed various options, including leasing space within its manufacturing facilities, selling such facilities, selling the Company, merging with a strategic partner and forming a joint venture in order to maximize the value of its stock.

     Mr. Fuad Sawaya, then a Managing Director in the Investment Banking division of PaineWebber Incorporated, was asked by Mr. Evan to represent the Company in discussions involving a potential business combination or strategic investment with any of several other companies, including Church & Dwight. Mr. Evan believed that Church & Dwight would be a suitable partner due to, among other things, its market presence and complementary product line.

     Discussions with Church & Dwight started late in the spring of 1999 and continued through the early fall of that same year. Mr. Sawaya also approached several other companies regarding the possibility of a transaction with the Company during this time. The discussions with Church & Dwight involved a potential acquisition of the Company by Church & Dwight. The negotiations ended in October 1999 as Church & Dwight was unwilling to undertake certain risk factors involving the Company. None of the other parties contacted showed an interest in pursuing a transaction with the Company.

     In early 2000, Mr. Evan met with representatives of Church & Dwight to discuss the possibility of a joint venture between the parties to combine certain aspects of their respective laundry detergent businesses. In particular, the parties discussed forming a joint venture whereby each company would produce its liquid and powdered laundry detergents at the Company's manufacturing facilities while leveraging its existing distribution channels.

     On April 4, 2000, the Board met to discuss the status of Mr. Evan's negotiations with Church & Dwight and authorized him to continue negotiations. In addition, the Board adopted a resolution to retain Corporate Capital Consultants, Inc. to assist the Company by providing certain services in connection with any proposed transaction, including rendering a fairness opinion. Further, the Board authorized a special committee of non-employee directors consisting of Messrs. Christopher D. Illick and Richard A. Mandell (the "Special Committee"), to consider and authorize any proposed transaction with Church & Dwight. The Special Committee was authorized to engage independent counsel to assist in its review of any proposed transaction. In consideration for the significant time and effort required with respect to their services as members of the Special Committee, the Board agreed to pay each member of the Special Committee $30,000 and granted each member fully exercisable options to purchase up to 30,000 shares of common stock at the exercise price of $3.16, representing the closing price on The Nasdaq National Market on the grant date.

     Throughout April and May 2000, and until the execution of the agreements on June 14, 2000, the parties and their respective counsel and financial advisors negotiated the terms of the joint venture, as well as a stock purchase agreement, whereby Church & Dwight would purchase an aggregate of approximately $10 million of shares of the Company's Common Stock from the Company and one of its then directors who was a significant stockholder at a price of $7.00 per share, and the terms of a limited standstill agreement with Church & Dwight. In addition, management from both companies met throughout this period to review and analyze, among other things, their respective technologies, operating systems and other due diligence matters, as well as the integration and synergies of combining each company's laundry detergent business.

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     At various times from its formation until June 14, 2000, the Special
Committee met with counsel to the Special Committee, Willkie, Farr & Gallagher, to review and discuss the proposed transaction. Meetings were also held with Mr. Evan and other executive officers of the Company and Sheldon G. Nussbaum of Fulbright & Jaworski L.L.P., counsel to the Company ("Fulbright"), to discuss certain matters related to the proposed joint venture and stock sale, including the history of the Company's efforts to pursue various strategic alternatives and of the negotiations with Church & Dwight, the price to be paid for Common Stock, the profit sharing and cost structure of the proposed joint venture and various other terms of the proposed joint venture.

     The Special Committee continued to review and comment on the revised terms of the proposed transaction, including the terms of a buy-out formula and of a standstill agreement and related matters. A revised financial analysis was prepared regarding the fairness of the proposed transaction to the Company's stockholders from a financial point of view.

     At a meeting of the Special Committee held on June 14, 2000, Corporate Capital Consultants, Inc. delivered its opinion that the proposed transaction was fair to the Company's stockholders from a financial point of view. Upon reviewing the final terms, resolutions and fairness opinion, the Special Committee upon motion duly made and seconded unanimously voted in favor of the joint venture and the related stock purchase and standstill agreements.

     On June 14, 2000, the full Board of the Company ratified the Special Committee's approval of (i) a limited liability company operating agreement of the joint venture, named Armus, LLC, (ii) a Stock Purchase Agreement for the sale of 1,438,602 shares of the Company's Common Stock, constituting an approximately 10% interest in the Company (inclusive of shares to be sold by the individual stockholder) to Church & Dwight and (iii) a Registration Rights Agreement. In addition, under the terms of the joint venture, Church & Dwight was given an option to purchase all of the Company's interest and assets used in the joint venture for an amount to be determined through an agreed-upon formula. The option could be exercised at the earlier of either January 1, 2006 or the Company's termination of the joint venture on or after January 1, 2007. The Company also was given an option exercisable at any time after January 1, 2011 to require Church & Dwight to purchase the Company's ownership interest and assets used in the joint venture based on the same formula. In addition, Church & Dwight entered into a Put and Call Agreement with Mr. Adler, whereby, under certain circumstances, Church & Dwight could purchase, and Mr. Adler could cause Church & Dwight to purchase additional Shares of Common Stock held by Mr. Adler.

     The operating agreement of Armus, LLC (the "Operating Agreement") provides for, among other matters, the contribution to the joint venture by the Company and Church & Dwight of (i) a license to certain of their respective technologies and intellectual property, (ii) their finished good inventories and (iii) cash contributions. In addition, the Operating Agreement created a joint governing board to manage operations. Three members were appointed by Church & Dwight and two by the Company. Under the Operating Agreement, Church & Dwight agreed to manufacture heavy powder laundry detergents and the Company agreed to manufacture liquid and light powder laundry detergents in addition to liquid fabric softener products. The parties also agreed to certain manufacturing, packaging and labeling specifications.

     The parties then began planning consolidation of their sales organizations and Armus became operational on January 1, 2001. In January 2001, Church & Dwight assumed responsibility for Armus' accounting and billing services and began to shift production of certain brands to the Company's manufacturing plants in New Jersey and Missouri. In addition, the parties began preparations to close Church & Dwight's manufacturing plant in Syracuse, New York and to consolidate distribution through the Company's New Jersey and Missouri plants and Church & Dwight's plants in Wyoming and Ohio. Additionally during this time, Armus began launching new products to the market.

     In early 2001, Mr. Evan met with the Company's financial advisor, Mr. Sawaya, who had by then founded a financial advisory firm, Sawaya & Company, LLC ("Sawaya & Co."), to discuss additional options to maximize stockholder value in the Company. Due to, among other things, the structure of the Armus joint venture, the integration of a number of functions of the Company's operations with the those of Church & Dwight and the significant ownership in the Company by Church & Dwight, it was concluded that Church & Dwight would likely be the party able to offer the highest value for the Company's shares. An initial discussion
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occurred in early January 2001 between Mr. Evan, and Robert A. Davies and Zvi
Eiref, the Chief Executive Officer and Chief Financial Officer, respectively, of Church & Dwight, regarding the potential for an acquisition of the Company by Church & Dwight. The senior executives from Church & Dwight expressed an interest in purchasing the Company's interests and assets used in Armus, but indicated they would not be interested in acquiring the Company as a whole.

     On January 16, 2001, the Company's Board of Directors, together with Messrs. Sawaya and Nussbaum, met and discussed various possibilities available to the Company to maximize stockholder value. The Company retained the services of Sawaya & Co. to provide the Company with financial advice with respect to the possibility of a sale of the Company or a majority of its assets to Church & Dwight and authorized Mr. Sawaya to continue discussions with Church & Dwight in this regard within certain parameters outlined by the Board.

     On January 17, 2001, Mr. Sawaya met with Messrs. Davies and Eiref and made a presentation involving the Company. In his presentation, Mr. Sawaya highlighted the difficulty the Company would have in entertaining an offer only for the Armus joint venture. Specifically, the Company would have to incur a significant tax liability which would result in an unattractive value to the stockholders. Furthermore, the remaining businesses were unlikely to provide for a viable public company platform due to, among other factors, the significant residual overhead which would be allocated to such businesses, resulting in a company with relatively low and historically decreasing sales and pretax losses exceeding $5 million before any overhead reductions. Mr. Sawaya's presentation also suggested that the Board would not entertain an offer below $7.00 due to
(i) the Company's view of the intrinsic value of the Armus joint venture, and
(ii) the fact that Church & Dwight had recently purchased a significant number of shares of the Company's Common Stock at a price of $7.00 per share. Messrs. Davies and Eiref reiterated their preference to acquire only the Company's interests and assets in Armus, but indicated a willingness to investigate further a potential acquisition of the Company. Messrs. Davies and Eiref expressed two key concerns regarding a potential acquisition of the Company as a whole: first, the need to divest in a simultaneous transaction, the Company's business lines not associated with Armus and second, the need to quantify and for Church & Dwight to assume liabilities potentially arising from certain environmental concerns relating to two of the Company's facilities as well as an ongoing SEC investigation involving the Company. At this meeting, Messrs. Davies and Eiref indicated that, without any investigation of the above concerns, their preliminary views of value for the Company would be approximately $100 million, which would represent a price per share of approximately $5.00, after taking into account the Company's indebtedness and estimated transaction expenses.

     Following this meeting, Mr. Evan indicated a possible interest, depending on the terms to be negotiated and available financing, in purchasing the assets of the non-laundry businesses from Church & Dwight as part of a transaction involving an acquisition of all of the outstanding shares of the Company. During the week following the Church & Dwight meeting, Mr. Evan presented a rough outline of potential terms of an acquisition of the non-Armus businesses.

     On January 25, 2001, Messrs. Evan and Sawaya met with Mr. Eiref to discuss the status of the potential transaction between the Company and Church & Dwight. In this meeting, Mr. Eiref continued to express (i) concern regarding the price per share expected by the Company, in light of, among other things, the operating results and level of indebtedness of the Company and (ii) the need to condition a potential transaction for all of the Company's shares on the subsequent divestiture of the non-Armus assets. Initial terms of a potential acquisition of the non-Armus assets were discussed during this meeting. Several subsequent meetings occurred between various of the Company's and Church & Dwight's executive officers and financial advisors with regard to a possible transaction between the two companies. Mr. Evan also met informally with various members of the Board regarding the negotiations with Church & Dwight, including his possible involvement in the purchase of the non-Armus businesses. In addition, the Board members, along with Mr. Evan, spoke on various occasions with Fulbright and the Company's financial advisor.

     On January 29, 2001, the Board (including Mr. Evan), with Mr. Baum absent, met with Mr. Sawaya and Fulbright to discuss the Company's negotiations with Church & Dwight to date. The Board discussed various alternatives available to the Company, including the possible transaction with Church & Dwight, possible

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alternative transactions with Church & Dwight or others, and the continuation of the Company and the joint venture arrangement as then in existence. The Board also reviewed various aspects of the financial condition and prospects of the non-Armus businesses, and expressed significant concern about Church & Dwight's ability to find a prospective purchaser for these businesses and, if found, the ability of a purchaser to finance the purchase. Upon completing the discussion, the Board authorized Mr. Evan to continue his negotiations with Church & Dwight on behalf of the Company, provided that Church & Dwight agree (i) to a structure and pricing which would maximize the net after tax consideration to be paid to the Company's stockholders, and that regardless, the amount of such consideration should be no less than $7.00 per share net to the stockholders, and (ii) that the disposition of any Company assets not connected with the Company's laundry care business not be in any way a condition or other contingency with respect to the consummation of the Offer. After the January 29, 2001 Board meeting, members of the Board periodically met and had telephone conversations with Mr. Evan and Fulbright to discuss the status of negotiations with Church & Dwight.

     Following this meeting, various meetings and discussions continued to occur between Mr. Evan and representatives of Church & Dwight, as well as between financial representatives of the Company and Church & Dwight's financial advisors and senior officers.

     On February 7, 2001, upon the exercise of a put right granted to Frederick
R. Adler in June 2000, Church & Dwight purchased an additional 704,255 shares of the Company's Common Stock from Mr. Adler at a price of $7.00 per share, increasing Church & Dwight's ownership interest to 15%. On February 20, 2001, Church & Dwight filed a Schedule 13D reporting its increased stock position in the Company and the fact that discussions were ongoing between the Company and Church & Dwight for the possible purchase of the Company.

     On February 14, 2001, Gibson, Dunn & Crutcher LLP, counsel to Church & Dwight ("Gibson Dunn"), circulated a draft Merger Agreement to the Company and Fulbright. Fulbright began assembling due diligence materials regarding the Company for review by Church & Dwight. During the period between February 14, 2001 and March 30, 2001, Fulbright and Gibson Dunn negotiated the terms of the Merger Agreement and the Company's related disclosure schedules. Additionally during this period, representatives of Church & Dwight conducted their due diligence review of the Company.

     On February 16, 2001, Messrs. Baum, Evan and Mandell, being a majority of the Board, together with Mr. Nussbaum of Fulbright, interviewed financial advisors to assist the Board in reviewing the proposed transaction. The Company retained PricewaterhouseCoopers Securities LLC ("PwCS") to analyze and render an opinion as to the fairness from a financial point of view of the consideration to be paid to the Company's stockholders under the Merger Agreement.

     The Board met again on March 2, 2001 to review with Messrs. Evan and Sawaya and Fulbright the status of negotiations regarding the transaction with Church & Dwight, as well as to review the preliminary financial analysis of PwCS. Messrs. Evan and Sawaya presented the Board with a status update on discussions with Church & Dwight. Mr. Nussbaum outlined for the Board some of the issues that were still outstanding with respect to finalizing the Merger Agreement. Additionally, Mr. Nussbaum reported to the Board that Church & Dwight was continuing its due diligence review of the Company, and on various items about which Church & Dwight required additional information. Mr. Nussbaum also reviewed with the Board the mechanics of how the Merger would be finalized and the tender offer process. After a full discussion of these matters, PwCS was invited to join the meeting and review its preliminary financial analysis of the proposed transaction.

     PwCS distributed to the Board copies of its preliminary financial analysis with respect to the various models it reviewed in determining the value of the Company. PwCS outlined the information concerning the Company it had reviewed in connection with its analysis, and the additional items which still needed to be reviewed and confirmed prior to being able to issue an opinion. The Board reviewed the documentation and asked various questions to PwCS regarding its assumptions and findings. After a discussion and question and answer period, the Board requested that PwCS include additional factors and information in connection with its analysis and opinion. PwCS then collected the preliminary financial analysis and left the meeting. The Board reviewed some final issues and the Board members agreed to be available to meet again the following week for an update on the status of the negotiations. Additional conversations continued to take place, on an
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informal basis, at various times between the members of the Board, the Company's management and Mr. Nussbaum of Fulbright.

     On March 29, 2001, the parties finalized the Merger Agreement and disclosure schedules. The Board met later on March 29, 2001 with Fulbright, Fuad Sawaya, Richard Coslow, the Company's Chief Financial Officer, and PwCS to review and discuss the final terms of the Merger Agreement and PwCS's opinion. Mr. Nussbaum informed the Board that Church & Dwight was in the process of finalizing certain matters necessary for it to execute the Merger Agreement, all of which were expected to be completed by the following day. As a result, it was expected that the Merger Agreement would be executed the following day. However, because the terms of the Merger Agreement were not expected to change as a result of this delay, the Board determined to move forward with its detailed review of the Merger Agreement and the financial analysis. It was agreed by the Board that it would reconvene the following afternoon, subject to Church & Dwight's confirmation that it was prepared to execute the Merger Agreement at that time, to receive PwCS's opinion and adopt the necessary resolutions to enter into the Merger Agreement.

     Fulbright then reviewed with the Board the final terms and provisions of the Merger Agreement in detail, referring to the draft Merger Agreement and additional documentation delivered to the Board members earlier that week. The review also included a specific explanation of those terms that had changed since the Board's review at the March 2, 2001 Board Meeting,as well as isolated provisions of the Merger Agreement which were proposed to be modified from the draft agreement previously provided to the Board. After Fulbright's review, the Board took the opportunity to ask Fulbright questions regarding, among other things, certain specific terms of the Merger Agreement and their fiduciary obligations to the Company's stockholders in connection with the transactions contemplated by the Merger Agreement. After a general discussion, the Board invited PwCS to join the meeting and present its financial analysis.

     PwCS informed the Board that it was prepared to present its findings to the Board to date, and subsequently update and deliver its opinion when the Board was prepared to enter into the definitive Merger Agreement. PwCS then distributed its written analysis to each Board member and explained the information which PwCS relied upon in preparing its analysis. PwCS next explained the methodologies and various analyses used and applied in rendering its opinion. During the presentation, various members of the Board asked questions regarding the analysis, which were answered by PwCS. After reviewing the presentation, the Board had an additional opportunity to ask questions of PwCS. After a general discussion, the Board thanked PwCS for its efforts and PwCS collected the books and reiterated that it would be available by phone to deliver its opinion the following day.

     Mr. Nussbaum next reviewed the proposed resolutions to be adopted by the Board in connection with the Merger Agreement. In addition, the Board was provided with a written draft of such resolutions as well as other documents required to be finalized in connection with the transactions contemplated by the Merger Agreement. After a general discussion, the Board determined to continue the meeting until the following day.

     On the following day, March 30, 2001, after receiving confirmation that Church & Dwight was prepared to enter into the Merger Agreement, the Board, along with Fulbright and PwCS, met again by telephone. After PwCS delivered its oral opinion as to the fairness of the transaction to the stockholders of the Company, from a financial point of view (other than to Church & Dwight, as to which no opinion was expressed), the Board adopted the appropriate resolutions to enter into the Merger Agreement and to carry out the transactions contemplated thereby. The parties then exchanged signature pages to the Merger Agreement and PwCS delivered its written opinion later that day.

     On April 9, 2001, Church & Dwight requested that the Company amend the Merger Agreement to provide for an initial expiration date of 25 business days following announcement of the Offer, rather than the 30 business day period provided for in the original agreement. Upon approval of its Board of Directors, the Company and Church & Dwight executed the amendment dated as of April 10, 2001 and Parent filed a Schedule TO-C regarding the amendment on April 12, 2001.

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

REASONS FOR THE BOARD'S CONCLUSIONS

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including the following:

     - the Board's familiarity with, and information provided by Company management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Company's Common Stock;

     - the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling stockholders to obtain cash for their Shares quickly;

     - that the per Share price contemplated by the Merger Agreement, at $7.00 per Share, net to the stockholders, represented a 30.1% premium above the $5.38 closing price of the Common Stock one day prior to March 30, 2001, a 34.9% premium above the $5.19 closing price of the Common Stock one week prior to March 30, 2001, a 56.6% premium above the $4.47 closing price of the Common Stock four weeks prior to March 30, 2001 and a 64.7% premium above the $4.25 closing price of the Common Stock on February 16, 2001 (the business day prior to the business day on which the Schedule 13D was filed by Church & Dwight).

     - the fact that the Company had undergone a process of soliciting potential acquirors in its recent past with no success and that the Armus joint venture agreement with Church & Dwight enables Church & Dwight to purchase the Company's laundry business in five years;

     - the presentation by PwCS at the March 29 and 30, 2001 Board meetings and the opinion of PWCS to the effect that, as of such date, and subject to the assumptions made, matters considered and limitations of the review undertaken in connection with their opinion, as set forth in its opinion, the consideration to be paid by Purchaser to the holders of the Shares in the Offer and the Merger was fair from a financial point of view to the holders of the Shares;

     - that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an acquisition proposal that a majority of the Board determines in good faith could be reasonably expected to result in a superior proposal, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and that the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

     - the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay liquidated damages of $4,000,000 and reimburse fees and expenses up to $2,000,000 (but no more than $5,000,000, in the aggregate) to Parent;

     - the likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength, including its undertaking to provide Purchaser with all necessary funds to purchase the Shares; and

     - a consideration of alternatives to the sale of the Company, including without limitation, continuing to operate the Company as a public company and not engaging in any extraordinary transaction.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

INTENT TO TENDER

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company, except Mr. Daniel Bergman, currently intends to tender all shares then held of record or beneficially owned by such person to Purchaser in the Offer (other than shares of Common Stock which may be acquired upon exercise of stock options), except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act. Mr. Bergman may sell a portion of his Shares or gift a portion of his Shares to a charitable trust prior to consummation of the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED OR, COMPENSATED OR USED.

     Pursuant to a letter agreement dated January 11, 2001, the Company engaged Sawaya & Co. to act as its financial advisor with respect to the sale, merger, consolidation or other business combination of the Company. Pursuant to the terms of this letter agreement, the Company agreed to pay Sawaya & Co. $1,500,000 payable upon consummation of the Merger and to reimburse Sawaya & Co. for all expenses (including travel, communication and document production expenses, and the reasonable fees and disbursements of counsel) incurred by Sawaya & Co., in performing its engagement. Sawaya & Co. has previously received additional compensation relating to various consulting and advisory services provided to the Company.

     Pursuant to a letter agreement dated February 16, 2001, the Company engaged PwCS to act as its financial advisor in connection with rendering a fairness opinion regarding the Merger. Pursuant to the terms of this letter agreement, the Company agreed to pay PwCS $275,000 plus reimbursement for up to $20,000 of out-of-pocket expenses.

     The full text of the written opinion of PwCS, dated March 30, 2001, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A hereto and is incorporated herein by reference. The opinion of PwCS referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or as to how any holder of Shares should vote with respect to the Merger. All stockholders are urged to, and should, read the opinion of PwCS carefully in its entirety.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, no transactions in the Shares have been effected by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company, except for Shares purchased under the Company's employee stock option grants and employee stock purchase program, and the Company's Stock Option Plan for Non-Employee Directors, all made in the ordinary course of business.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

DELAWARE GENERAL CORPORATION LAW

     Under the Delaware General Corporation Law ("DGCL"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under DGCL, a significantly longer period of time will be required to effect the Merger. The Merger Agreement provides for an initial expiration of the Offer twenty-five business days after this Offer is commenced (May 18, 2001). The Merger Agreement further permits the extension of the Offer (i) for up to two (2) additional periods of five (5) Business Days each beyond the latest Expiration Date if all the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than 90% of the then outstanding number of Shares; or (ii) for a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) of up to twenty (20) calendar days in order to acquire over 90% of the outstanding Shares provided that Purchaser shall accept for payment and promptly pay for Shares that have been validly tendered and not withdrawn pursuant to the Offer, prior to the date the Offer is so extended.

UNITED STATES ANTITRUST COMPLIANCE

     Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Parent, Purchaser and the Company filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 10, 2001. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m. Eastern Standard Time, fifteen days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company, Parent and/or Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m. Eastern Standard Time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of the Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Parent or the Company. Private parties (including individual states) may also bring legal action under the antitrust laws of the United States. The Company does not, and Parent and Purchaser have advised the Company that they do not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such challenge is made, what the result will be.

NEW JERSEY STATE REGULATORY REQUIREMENTS

     The Company must comply with New Jersey's Industrial Site Recovery Act ("ISRA"), in order to consummate the Merger. The requirements of ISRA relate to compliance with certain environmental regulations prior to transferring property within the State of New Jersey pursuant to the Merger. The Company may seek a determination from the New Jersey Department of Environmental Protection ("NJDEP") that compliance with ISRA is not required by reason of the transactions contemplated by the Merger Agreement for its facilities in New Jersey. If the NJDEP approves such a determination for any facility, such approval shall fulfill the Company's obligations with respect to compliance with ISRA under the Merger Agreement for that facility. If such a determination is denied for any facility or the Company elects not to seek such a determination, then the Company must make all filings necessary to obtain prior to the Effective Time of the Merger all NJDEP approvals pursuant to ISRA that would allow the Merger to be completed in full compliance with ISRA. There can be no assurance that such approvals by the NJDEP under ISRA will be obtained.

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)(1)    Form of Letter of Transmittal (incorporated by reference to
          Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on
          April 12, 2001).
(a)(2)    Opinion of PwCS, dated March 30, 2001 (included as Annex A to this Schedule 14D-9).
(a)(3)    Press Release, issued by Parent and the Company on April 2,
          2001 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 3, 2001).
(a)(4)    Offer to Purchase, dated April 12, 2001 (incorporated by
          reference to Exhibit (a)(1)(i) to the Schedule TO of
          Purchaser filed on April 12, 2001).
(a)(5)    Schedule TO-C filed by Parent on April 12, 2001 announcing
          Amendment No. 1 to the Merger Agreement.
(e)(1)    Agreement and Plan of Merger, dated as of March 30, 2001, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of Form 8-K filed by the Company on
          April 3, 2001).
(e)(2)    The Information Statement of the Company, dated April 12,
          2001 (included as Annex B to this Schedule 14D-9).
(e)(3)    Amendment No. 1 to Merger Agreement, dated as of April 10,
          2001, by and among the Company, Parent and Purchaser
          (incorporated by reference to Appendix B to the Offer to
          Purchase filed on April 12, 2001).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2001                     USA DETERGENTS, INC.

                                          By: /s/ URI EVAN

                                            ------------------------------------
                                            Name: Uri Evan
                                            Title: Chief Executive Officer

                                                                         ANNEX A

March 30, 2001

Board of Directors
USA Detergents, Inc.
1735 Jersey Avenue
North Brunswick, New Jersey 08902

Dear Sirs:

     We understand that USA Detergents, Inc. (the "Company"), US Acquisition Corp. (the "Acquiror") and Church & Dwight Co., Inc. (the "Parent") have proposed entering into an Agreement and Plan of Merger, dated as of March 30, 2001 (the "Agreement"), pursuant to which Acquiror will commence a tender offer (the "Tender Offer") for 100% of the common stock outstanding, par value $0.01 per share (the "Common Stock"), of the Company (other than shares held by the Parent) for $7.00 per share of Common Stock (the "Consideration") and, upon consummation thereof, merge Acquiror with and into the Company and the separate corporate existence of Acquiror shall thereupon cease (the "Transaction"). You have provided us with a draft copy of the Agreement in substantially final form.

     You have asked us to render our opinion, as investment bankers, as to whether the Consideration for the shares of Common Stock is fair, from a financial point of view, to the stockholders of the Company, other than the Parent.

     In connection with our opinion, we have:

          (a) reviewed the Agreement;

          (b) reviewed certain financial and other information relating to the Company that was publicly available or furnished to us by the Company that we believe appropriate for purposes of rendering this opinion, including, but not limited to: (i) the Company's Annual Reports on Forms 10-K for the three years ended December 30, 1997 through December 30, 1999 and the Company's Quarterly Report on Form 10-Q for the nine-month period ended September 30, 2000; (ii) the Company's audited consolidated financial statements for the year ended December 30, 2000; (iii) financial projections for and as developed by the Company; and (iv) publicly available market information regarding the Company and the historical trading price and volume of its Common Stock;

          (c) met with members of the Company's management to discuss the business, operations, historical financial results and future prospects of the Company;

          (d) considered certain financial and securities data of the Company and compared that data with similar data for other publicly-held companies in businesses similar to those of the Company;

          (e) performed a discounted cash flow analysis, a comparable company analysis, a comparable transaction analysis and certain other analyses which we deemed useful in connection therewith; and

          (f) considered and/or performed such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate for purposes of this opinion.

     The opinion expressed below is subject to the following qualifications and limitations:

          1. In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to us by the Company. With respect to the financial forecasts examined by us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company.

          2. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

          3. Our services with respect to the Transaction do not constitute, nor should they be construed to constitute in any way, a review or audit of, or any other procedures with respect to any financial information, nor should such services be relied upon by any person to disclose weaknesses in internal controls or financial statement errors or irregularities.

          4. Our opinion does not address, and should not be construed to address, either the underlying business decision to effect the Transaction or whether the consideration to be received by the stockholders in the Transaction represents the highest price obtainable. We express no view as to the federal, state or local tax consequences of the Transaction.

          5. Our opinion is based on business, economic, market and other conditions as they exist as of the date hereof or as of the date of the information provided to us.

          6. This opinion is effective as of the date hereof. We have no obligation to update the opinion unless requested by you in writing to do so and expressly disclaim any responsibility to do so in the absence of any such request.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received for the shares of Common Stock by the stockholders of the Company is fair to such stockholders of the Company, other than the Parent (as to which no opinion is being expressed), from a financial point of view.

     We will receive a fee as compensation for our services in rendering this opinion. In addition, we wish to advise you that in October, 2000, PricewaterhouseCoopers LLP, an indirect stockholder of ours, provided valuation services to the Parent in connection with its acquisition of Enamelon, Inc.

     Provided that it is reproduced in full, this opinion may be included in any disclosure document filed by the Company in connection with the consummation of the Transaction with the Securities and Exchange Commission, or otherwise required to be made publicly available. Except as provided in the immediately preceding sentence, any disclosure of this opinion, including that contained in any document filed with the Securities and Exchange Commission or distributed to the stockholders of the Company, and any description of this opinion, may not be made without the prior written review and approval of PwCS, in all instances not to be unreasonably withheld or delayed.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company and its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction.

                                       Very truly yours,

                                       /s/ PRICEWATERHOUSECOOPERS SECURITIES LLC

                                                                         ANNEX B

                              USA DETERGENTS, INC.
                               1735 JERSEY AVENUE
                       NORTH BRUNSWICK, NEW JERSEY 08902

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about April 12, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of USA Detergents, Inc. (the "Company") to the holders of record of shares of common stock, par value $.01 per share, of the Company ("Common Stock") with respect to the offer made by US Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Church & Dwight Co., Inc., a Delaware corporation ("Parent"), to purchase all the shares of Common Stock currently outstanding and not owned directly or indirectly by Parent, Purchaser or the Company (the "Shares") at a price of $7.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase dated April 12, 2001, and in the related Letter of Transmittal (together, the "Offer Documents"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to the Agreement and Plan of Merger, dated as of March 30, 2001 and amended as of April 10, 2001, by and among the Company, Parent and Purchaser (the "Merger Agreement").

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information set forth herein relating to Parent, Purchaser or the Purchaser Designees (as defined below) has been provided to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of March 30, 2001, there were 14,192,776 shares of Common Stock outstanding, of which Parent and Purchaser own 2,142,857.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     The Merger Agreement provides that promptly after Purchaser has purchased at least 51% of the shares of the Common Stock outstanding on a fully-diluted basis pursuant to the Offer, Purchaser will be entitled to designate for election as directors of the Company (the "Purchaser Designees") such number of directors, rounded up to the next whole number, as is equal to the product of
(i) the total number of directors of the Company constituting the whole Board (giving effect to the directors designated by Parent pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of shares of Common Stock outstanding.

     The Merger Agreement further provides that the Company shall take all action necessary to cause the Parent's designees to be elected or appointed to the Board as provided above, including increasing the size of the Board or seeking or accepting the resignations of such number of its incumbent directors, or both, as is necessary.

     Notwithstanding the foregoing, the Merger Agreement further provides that at least two directors who were directors of the Company as of the date of the Merger Agreement or who are not otherwise affiliates of Parent shall serve on the Board at all times until the effectiveness of the Merger.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers of Parent and its affiliates. Purchaser has also informed the Company that each of the individuals has consented to act as a director, if so designated. Parent and Purchaser have advised the Company that none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent or Purchaser and the Company that have been described herein, in the Schedule TO or the Schedule 14D-9. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

     The Company expects that the Purchaser Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares as represents not less than 51% of the outstanding shares on a fully diluted basis of the Common Stock (including for this purpose all shares issuable upon exercise or conversion of all stock options, warrants and convertible securities having an exercise or conversion price of $7.00 per share or less that vest prior to the effective time but excluding any shares of Common Stock held by the Company or any of its subsidiaries), which purchase cannot be earlier than May 18, 2001.

                         SECURITY OWNERSHIP OF CERTAIN

                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of March 30, 2001 (except as otherwise noted in the footnotes), regarding the beneficial ownership (determined in accordance with the rules of the Securities and Exchange Commission) of the Company's Common Stock of: (i) each person known by the Company to own beneficially more than five percent of the outstanding Common Stock; (ii) each director of the Company; (iii) each executive officer named in the Summary Compensation Table (see "Executive Compensation" below); and (iv) all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

                                                              AMOUNT AND NATURE OF
                                                             BENEFICIAL OWNERSHIP OF    PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                          COMMON STOCK(2)        COMMON STOCK
---------------------------------------                      -----------------------    -------------
Church & Dwight Co, Inc. ..................................         2,142,857                 15%
  469 North Harrison Street
  Princeton, New Jersey 08543
Chap-Cap Partners, L.P., Chapman Capital, L.L.C. and
Robert L. Chapman, Jr. ....................................         1,033,100                7.3%
  Continental Grand Plaza, #411
  300 N. Continental Blvd.
  El Segundo, California 90245(3)
Credit Suisse First Boston and the Credit Suisse First
Boston business unit.......................................           767,700                5.4%
  Uetlibergstrasse 231
  P.O. Box 990
  CH8070 Zurich
  Switzerland(4)
Uri Evan(5)................................................           911,430                6.4%
Joseph S. Cohen............................................           841,001                6.0%
  1585 East 10th Street
  Brooklyn, New York 11230(6)
Daniel Bergman(7)..........................................           681,713                4.8%
Bergman Family Limited Partnership(7)......................           641,713                4.5%
Keith Spero(8).............................................           160,462                1.1%
Richard Coslow(9)..........................................           132,181                  *
Theodore Baum(10)..........................................            83,500                  *
  c/o Helicon Corp.
  700 East Palisade Ave.
  Englewood Cliffs, NJ 07632
Richard A. Mandell(11).....................................            61,500                  *
  666 Greenwich Street
  New York, New York 10014
Christopher D. Illick(12)..................................            43,500                  *
  c/o Brean Murray & Co., Inc.
  570 Lexington Avenue
  New York, New York 10022
Charles LaRosa(13).........................................           152,000                1.1%
All directors and executive officers as a group (8
  persons)(14).............................................         2,226,286               15.7%

---------------
  *  Less than one percent.

 (1) Except as otherwise noted, the address of the named stockholder is c/o USA Detergents, Inc., 1735 Jersey Avenue, North Brunswick, New Jersey 08902.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities.

 (3) Information is derived solely from a Schedule 13D, dated February 20, 2001, filed with the Commission.

 (4) Information is derived solely from a Schedule 13G, dated February 15, 2001, filed with the Commission. According to such filing, Credit Suisse First Boston is a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and a control person of the Credit Suisse First Boston business unit within the meaning of Rule 13d-1(b)(1)(ii)(G).

 (5) Amounts reflected for Uri Evan consist of 386,430 shares of Common Stock held by Dinah Evan, the spouse of Mr. Evan; an option to purchase up to 193,750 shares of Common Stock; an option to purchase 87,500 shares of Common Stock exercisable upon the earlier of (i) April 25, 2006, (ii) when the price of the Common Stock reaches $7.00 per share as reported on the Nasdaq National Market and closes at or above such price for 30 consecutive calendar days, or (iii) upon a change of control of the Company; and an option to purchase 243,750 shares of Common Stock exercisable upon a change of control.

 (6) Includes 238,288 shares of Common Stock held by the children of Mr. Cohen and 1,000 shares of Common Stock owned by the J&J Family Partnership, of which Mr. Cohen is the general partner. Mr. Cohen disclaims beneficial ownership of all shares other than those held in his name.

 (7) Includes 641,713 shares held by the Bergman Family Limited Partnership (the "Bergman L.P."), a Nevada partnership of which Mr. Bergman is the general partner, an option held by Mr. Bergman to purchase 28,750 shares of Common Stock and an option held by Mr. Bergman to purchase 11,250 shares of Common Stock exercisable upon a change of control. Mr. Bergman disclaims beneficial ownership of shares held by the Bergman L.P.

 (8) Includes an option to purchase 74,750 shares of Common Stock and an option to purchase 65,250 shares of Common Stock exercisable upon a change of control.

 (9) Includes an option to purchase 92,500 shares of Common Stock and an option to purchase 37,500 shares of Common Stock exercisable upon a change of control.

(10) Includes an option to purchase 1,125 shares of Common Stock currently exercisable and an option to purchase 3,375 shares of Common Stock exercisable upon a change of control.

(11) Includes an option to purchase 54,750 shares of Common Stock currently exercisable and an option to purchase 2,250 shares of Common Stock exercisable upon a change of control.

(12) Includes an option to purchase 43,500 shares of Common Stock exercisable upon a change of control.

(13) Includes an option to purchase 150,000 shares of Common Stock exercisable upon a change of control.

(14) Includes options to purchase 489,125 shares of Common Stock currently exercisable and an option to purchase 600,875 shares of Common Stock exercisable upon a change of control.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires directors and executive officers of the Company and persons who beneficially own more than ten percent of the Common Stock to file reports of ownership and changes in ownership of Common Stock with the Securities and Exchange Commission and The Nasdaq National Market. These persons are also required to furnish to the Company copies of all such reports.

     To the Company' knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, directors and executive officers of the Company, except for Theodore Baum who was late in filing a required Initial Statement of Beneficial Ownership of Securities on Form 3, all directors and executive officers and all other reporting persons complied with all applicable filing requirements.

                 THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                           AGE                    POSITIONS HELD
----                                           ---                    --------------
Uri Evan(4)..................................  64    Chairman of the Board and Chief Executive Officer
                                                     and Director
Charles LaRosa...............................  59    President and Chief Operating Officer
Daniel Bergman...............................  42    Vice President and Director
Richard D. Coslow............................  59    Chief Financial Officer and Executive Vice
                                                     President
Keith Spero..................................  47    Executive Vice President and General Manager
Theodore B. Baum(2)..........................  65    Director
Christopher D. Illick(1)(2)(3)(4)............  61    Director
Richard A. Mandell(1)(2)(3)(4)...............  58    Director

---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Stock Option Committee

(4) Member of the Nominating Committee

     Mr. Uri Evan has served as Chairman of the Board of the Company since 1989, and Chief Executive Officer since 1993. Mr. Evan is a co-founder and served as Chairman from 1995 to 1998 of NetGrocer.com, Inc., a nationwide, low-cost interactive grocery shopping service on the Internet. From 1991 to 1992, he served as Chairman and Chief Executive Officer of I. Rokeach & Sons Inc., a kosher food manufacturing and marketing company.

     Mr. Daniel Bergman is a co-founder of the Company and a Vice President of the Company since June 1995. Mr. Bergman also has been Director of New York Metro Sales, Secretary and a Director of the Company since 1988. Between 1987 and 1991, Mr. Bergman was President of Carnegie International Inc., a retail and export electronics company.

     Mr. Theodore B. Baum has served as a Director of the Company since November 2000. Mr. Baum was the Chairman and Chief Executive Officer of Helicon Cable Partners, L.P., a cable television, telecommunications and internet service provider from 1980 until its sale to Paul Allen's Charter Communications on July 30, 1999. He presently is the managing member of Baum Private Investments, LLC and the President of Baum Investments, Inc. Mr. Baum is also a member of the advisory Board of Lincolnshire Equity Partners, a private investment fund. He serves on the Board of Trustees, the Financial Committee and the Selection Committee of the Parish Art Museum in Southampton, New York.

     Mr. Christopher D. Illick has served as a Director of the Company since April 1998. Mr. Illick has served as a senior officer of Brean Murray & Co., Inc., an investment bank, since 1997 and a general partner of Illick Brothers, a real estate and management concern, since 1965. From 1995 to 1997, Mr. Illick was a limited partner in the investment banking firm of Oakes, Fitzwilliams & Co. From 1992 to 1995, Mr. Illick served as Chairman and Chief Executive Officer of National Transaction Network, an electronic payment systems integrator. Mr. Illick presently serves as a Director of Biomune Systems, Inc. and Shells Seafood Restaurants, Inc.

     Mr. Richard A. Mandell has served as a Director of the Company since August 1995. From January 1996 to February 1998, he was a Vice President -- Private Investments at Clariden Asset Management (New York) Inc., a subsidiary of Clariden Bank, a private Swiss bank. From 1982 to June 1995, he was a Managing Director of Investment Banking for Prudential Securities Incorporated. Mr. Mandell is also a Director of Shells Seafood Restaurants, Inc., Sbarro, Inc., a food service company, and Trend-Lines, Inc., a specialty retailer of woodworking tools and accessories.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors met four times and acted by written consent seven times in 2000 with each then incumbent director attending at least 75% of the total number of meetings held while he was in office.

     The Board of Directors has an Audit Committee, Compensation Committee, Stock Option Committee and Nominating Committee. The Audit Committee is currently composed of Messrs. Mandell and Illick, both of whom are "independent" directors as that term is defined by the National Association of Securities Dealers. The functions performed by this Committee include (i) reviewing and discussing the audited financial statements with management, (ii) discussing with the Company's auditors information relating to the auditors' judgments about the quality of the Company's accounting principles, (iii) recommending to the Board of Directors that the Company include the audited financial statements in its annual report on Form 10-K, and (iv) overseeing compliance with the Securities and Exchange Commission requirements for disclosure of auditors services and activities. A copy of the Audit Committee Charter is attached hereto as Exhibit A.

     The Compensation Committee is currently composed of Messrs. Mandell and Illick. The functions of this Committee include the review of existing and proposed employment arrangements and making recommendations to the Board of Directors with respect to all forms of remuneration to any officer or director of the Company. The Compensation Committee met once during 2000.

     The Stock Option Committee is currently composed of Messrs. Illick and Mandell. The Stock Option Committee is responsible for making grants of stock options under the Company's 1995 Stock Option Plan. The Stock Option Committee met twice during 2000.

     The Nominating Committee is currently composed of Messrs. Evan, Illick and Mandell. The Nominating Committee is responsible for recommending director nominees and Board of Director committee members. The Nominating Committee did not meet during 2000.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain summary information concerning the compensation earned by (a) our Chief Executive Officer and (b) our four other most highly compensated executive officers whose total salary for the fiscal year ended December 31, 2000 exceeded $100,000 ("Named Executive Officers"), for services rendered to the Company and its subsidiaries in all capacities during each of the fiscal years indicated.

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL                        LONG-TERM
                                                   COMPENSATION                    COMPENSATION
                                         --------------------------------    ------------------------
                                                                 OTHER                      COMMON
                                                                 ANNUAL                      STOCK
                                                                COMPEN-                   UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR    SALARY($)     SATION ($)    BONUS($)     OPTIONS (#)
---------------------------              ----    ----------    ----------    ---------    -----------
Uri Evan...............................  2000     290,000        15,356           --        500,000
  Chairman of the Board and              1999     290,000        12,250           --         25,000
  Chief Executive Officer                1998     237,730         6,199       25,000             --
Charles LaRosa(1)......................  2000      89,904         2,492       15,729        150,000
  President and Chief                    1999          --            --           --             --
  Operating Officer                      1998          --            --           --             --
Daniel Bergman.........................  2000     190,000         4,101        7,125         25,000
  Vice President                         1999     189,999         7,900           --         15,000
                                         1998     147,596            --       28,500             --
Richard D. Coslow......................  2000     200,002        15,966        9,000         50,000
  Chief Financial Officer and            1999     200,000        18,889           --         25,000
  Executive Vice President               1998     196,154        11,037       30,000         25,000
Keith Spero(2).........................  2000     197,115         9,500       11,000         50,000
  Regional Vice President                1999     175,001         7,809           --         62,000
                                         1998      70,099            --           --         20,000

---------------
(1) Mr. LaRosa became an executive officer of the Company August 2000.

(2) Mr. Spero became an executive officer of the Company in August 1998.

     The following table provides information related to options granted to the Named Executive Officers during the fiscal year ended December 31, 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
------------------------------------------------------------------------------------------------------------
                                                                                  POTENTIAL REALIZABLE VALUE
                                         % OF TOTAL                                AT ASSUMED ANNUAL RATES
                           NUMBER OF      OPTIONS                                       OF STOCK PRICE
                           SECURITIES    GRANTED TO    EXERCISE                    APPRECIATION FOR OPTION
                           UNDERLYING    EMPLOYEES      OR BASE                            TERM(7)
                             OPTION      IN FISCAL       PRICE      EXPIRATION    --------------------------
NAME                       GRANTED(1)       YEAR       ($/SHARE)       DATE         5%($)          10%($)
----                       ----------    ----------    ---------    ----------    ----------    ------------
Uri Evan.................  175,000(2)       13.0%        1.781        4/25/10      196,044         496,813
                           325,000(3)       24.2%        2.375       12/31/10      485,428       1,230,170
Charles LaRosa...........  150,000(4)       11.2%        3.188         8/8/10      300,690         762,008
Daniel Bergman...........   25,000(5)        1.9%        1.781        4/25/10       28,006          70,973
Richard D. Coslow........   50,000(6)        3.7%        1.781        4/25/10       56,013         141,947
Keith Spero..............   50,000(6)        3.7%        1.781        4/25/10       56,013         141,947

---------------
(1) All options will fully vest as a result of the transactions described herein.

(2) An option to purchase 50% of these shares of Common Stock is currently exercisable and the balance becomes exercisable April 25, 2006, or if earlier, when the average closing sale price of the Company's Common Stock exceeds $7.00 per share for 30 consecutive calendar days.

(3) An option to acquire 31% of these shares of Common stock is currently exercisable and an option to purchase 23% of these shares of Common Stock is exercisable on each of December 31, 2001, December 31, 2002, and December 31, 2003.

(4) Options vest over three years in installments of 25%, 25% and 50%.

(5) The option to purchase all 25,000 shares of Common Stock is currently exercisable.

(6) An option to exercise 50% of these shares of Common Stock is currently exercisable, an option to purchase 12.5% of these shares of Common Stock is exercisable on each of December 31, 2001 and December 31, 2002, and an option to purchase 25% of these shares of Common Stock is exercisable on December 31, 2003.

(7) Amounts reflected in these columns represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified annually compounded rates of appreciation of the Company's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Company's Common Stock.

     The following table sets forth information with respect to unexercised stock options held by persons named in the Summary Compensation Table at December 31, 2000. There were no stock options exercised during the fiscal year ended December 31, 2000 by such individuals.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                        NUMBER OF UNEXERCISED
                           OPTIONS HELD AT
                          FISCAL YEAR END(#)          NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                       ------------------------          OPTIONS HELD AT             IN-THE-MONEY OPTIONS AT
                         SHARES                         FISCAL YEAR END(#)            FISCAL YEAR END($)(1)
                        ACQUIRED        VALUE      ----------------------------    ----------------------------
NAME                   ON EXERCISE     REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                   -----------     --------    -----------    -------------    -----------    -------------
Uri Evan.............      --            --          193,750         331,250         $52,386         $52,386
Charles LaRosa.......      --            --               --         150,000              --              --
Daniel Bergman.......      --            --           28,750          11,250          14,967              --
Richard D. Coslow....      --            --           73,750          56,250          14,967          14,967
Keith Spero..........      --            --           58,500          81,500          14,967          14,967

---------------
(1) The value for an "in-the-money" option represents the difference between the exercise price of the option and the closing price of the Common Stock on The Nasdaq National Market on December 29, 2000 of $2.38.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

     In December 2000, the Company entered into a new employment agreement with Mr. Evan which provides for an annual base salary of $300,000, plus such bonuses as may be authorized from time to time by the Board of Directors, and the right to receive a bonus based on the financial performance of the Company and Mr. Evan's individual performance. In addition, under the agreement, Mr. Evan was granted an option to purchase 325,000 shares of the Company's Common Stock at a price per share of $2.375, of which up to 100,000 shares were immediately exercisable and the balance of the option becoming exercisable in equal amounts annually over three years. Mr. Evan was also granted an option to purchase 175,000 shares of the Company's Common Stock at a purchase price per share of $1.7812 in April 2000. The April 2000 option is subject to certain vesting requirements. See footnotes to the Security Ownership of Certain Beneficial Owners and Management. The agreement has an initial three year term, with automatic extensions of one year unless terminated. If the Company terminates the agreement during the initial three year term for reasons other than cause, Mr. Evan will be entitled to continue to receive his base salary and health insurance benefits for a period of eighteen months. If the Company terminates the agreement without cause or Mr. Evan terminates the agreement as a result of a material change in Mr. Evan's position with the Company, within twelve months after a change in control, the Company shall continue to pay Mr. Evan his then effective annual base salary for a period of eighteen months and any options granted to Mr. Evan will be fully vested.

     In August 2000, the Company entered into an employment agreement with Mr. LaRosa to serve as the Company's President and Chief Operating Officer beginning August 21, 2000. The agreement provides for an annual base salary of $275,000, plus such bonuses as may be authorized from time to time by the Board of Directors, and the right to a discretionary bonus based on the financial performance of the Company and Mr. LaRosa's individual performance, if such a bonus program is still then in effect. The agreement has an initial three year term, with automatic extensions of one year unless terminated. In general, if the Company terminates the agreement for reasons other than cause or the permanent disability or death of Mr. LaRosa, he will be entitled to continue to receive his base salary and health insurance benefits for a period of nine months from the date of such termination, if such termination occurs during the first year of the term, or for a period of twelve months if such termination occurs thereafter. If the Company terminates the agreement or Mr. LaRosa terminates the agreement as a result of a material change in Mr. LaRosa's position with the Company or a significant modification to Mr. LaRosa's working conditions or terms of employment with the Company, within twelve months after a change in control of the Company, the Company shall continue to pay Mr. LaRosa, in lieu of any amounts or benefits referred to above, his then effective annual base salary for a period of twelve months following such termination and any options granted to Mr. LaRosa will become fully vested.

     The Company has employment or other change in control agreements with each of Uri Evan, Charles LaRosa, Daniel Bergman, Richard Coslow and Keith Spero that provide, among other things, for the payment of severance if employment is terminated under certain circumstances following a change in control of the Company. In the event of such termination, Mr. Evan will receive 18 months' salary and each of Messrs. LaRosa, Bergman, Coslow and Spero will receive 12 months' salary. These agreements, together with the Company's stock option plan and option agreements, also provide for accelerated vesting of any stock options granted to the executives. In addition to severance payments under these agreements, it is contemplated that each of Messrs. Coslow and Spero will receive additional cash payments for transition services in an award to be determined. Mr. Evan is expected to continue to provide services to the Company and/or Parent after the Merger for which he will be compensated on terms to be negotiated.

Prior to 1998, the Company had a profit sharing plan which was based on the amount by which the Company's operating gross margin, as defined, exceeded ten percent (the "OGM Plan"). In 1998, the Company replaced the OGM Plan with a bonus plan (the "Bonus Plan") for certain employees based on the level of operating income achieved, excluding restructuring and litigation settlement charges. None of the Company's employees were eligible for a bonus in fiscal 2000 under the Bonus Plan.

DIRECTOR COMPENSATION

     During 2000, each of Messrs. Illick and Mandell, the then two non-employee directors of the Company, received a fee of $30,000 in addition to a grant of 30,000 options to purchase Common Stock for serving as members of the Company's Independent Committee in connection with the formation of the Armus Joint Venture with Church & Dwight and related matters. In addition, directors who are not employees or consultants of the Company are compensated through stock options and by the payment of $2,500 per month. See "Non-Employee Directors' Plan."

1995 STOCK OPTION PLAN

     The Company's 1995 Stock Option Plan, as amended, (the "Plan") authorizes the Company to issue an aggregate of 1,900,000 shares of Common Stock to employees of the Company pursuant to the Plan. The Plan authorizes the Board to issue incentive stock options ("ISO's"), as defined in Section 422(b) of the Internal Revenue Code (the "Code"), and stock options that do not conform to the requirements of that Code section ("Non-ISO's"). The exercise price of each ISO may not be less than 100% of the fair market value of the Common Stock at the time of grant, except that in the case of a grant to an employee who owns (within the meaning of Code Section 422(b)(6)) 10% or more of the outstanding stock of the Company or any subsidiary (a "10% Stockholder"), the exercise price may not be less than 110% of such fair market value. The exercise price of each Non-ISO may not be less than the par value of the Common Stock. Generally, options will vest over a three to five year period, subject to acceleration in the event of a Change in Control (as hereinafter defined), and may not be exercised after the tenth anniversary (fifth anniversary in the case of an ISO granted to a 10% Stockholder) of their grant. Options may not be transferred during the lifetime of an optionholder. No stock options may be granted under the Plan after August 2005.

     The Plan is administered by the Stock Option Committee (the "Committee") of the Board of Directors. Subject to the provisions of the Plan, the Committee has the authority to, among other things, determine the individuals to whom the stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, the restrictions, if any, on the exercise of the option and the terms for the payment of the option price, to interpret the provisions of the Plan, to fix and interpret the provisions of option agreements made under the Plan, to supervise the administration of the Plan, and to take such other action as may be necessary or desirable in order to carry out the provisions of the Plan. Each grant of options is to be evidenced by a stock option agreement executed by the Company and the optionee at the time of grant in accordance with the terms and conditions of the Plan.

     No option will become exercisable unless the person to whom the option is granted remains in the continuous employ or service of the Company or one of its subsidiaries for at least six months (or for such longer period as the Committee may designate) from the date the option is granted. Unless extended by the Committee, if an optionee ceases to be employed by or to perform services for the Company or one of its subsidiaries for any reason other than death or disability, then each outstanding option granted to him or her under the Plan will terminate on the date three months after the date of such termination of employment or service, of, if earlier, the date specified in the option agreement. If an optionee's employment or service is terminated by reason of the optionee's death or disability (or if the optionee's employment or service is terminated by reason of his or her disability and the optionee dies within one year after such termination of employment or service), then, unless extended by the Committee, each outstanding option granted to the optionee under the Plan will terminate on the date one year after the date of such termination of employment or service (or one year after the later death of a disabled optionee) or, if earlier, the date specified in the option agreement.

     If any event constituting a "Change in Control of the Company" shall occur, all options granted under the Plan which are outstanding at the time a Change in Control of the Company occurs will immediately become exercisable. A "Change in Control of the Company" will be deemed to occur if (i) there is consummated (x) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or (ii) the stockholders of the Company approve any plan or proposal for liquidation or dissolution of the Company, or (iii) any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 40% or more of the Company's outstanding Common Stock other than pursuant to a plan or arrangement entered into by such person and the Company, or (iv) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

     The Board of Directors may amend or terminate the Plan. Except as otherwise provided in the Plan with respect to equity changes, any amendment which would increase the aggregate number of shares of Common Stock as to which options may be granted under the Plan, materially increase the benefits under the Plan, or modify the class of persons eligible to receive options under the Plan is subject to the approval of the Company's stockholders. No amendment or termination of the Plan may affect adversely any outstanding option without the written consent of the optionee.

FEDERAL INCOME TAX CONSEQUENCES

     An optionee will not realize taxable income upon the grant of an option. In general, the holder of a Non-ISO will realize ordinary income when the option is exercised equal to the excess of the value of the stock over the exercise price (i.e., the option spread), and the Company receives a corresponding deduction in the same amount, subject to the deduction limits of Section 162(m) of the Code. Upon a later sale of the stock, the optionee will generally realize capital gain or loss equal to the difference between the selling price and the value of the stock at the time the option was exercised.

     The holder of an ISO will not realize taxable income upon the exercise of the option (although the option spread is an adjustment to taxable income that may result in alternative minimum tax). If the stock acquired upon exercise of the ISO is sold or otherwise disposed of within two years from the option grant date or within one year from the exercise date, then, in general, gain realized on the sale is treated as ordinary income to the extent of the option spread at the exercise date, and the Company receives a corresponding deduction, subject to the limitations of Section 162(m) of the Code. Any remaining gain is treated as short-term or long-term capital gain depending on the holding period. If the stock is held for at least two years from the grant date and one year from the exercise date, then gain or loss realized upon the sale will be capital gain or loss and the Company will not be entitled to a deduction.

NON-EMPLOYEE DIRECTORS' PLAN

     Effective August 1995, the Company adopted a Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), pursuant to which options to acquire an aggregate of 75,000 shares of Common Stock may be granted to non-employee directors (i.e. directors who are not employees or consultants to the Company). The Directors' Plan provides for the automatic grant to each of the Company's non-employee directors of (1) an option to purchase 4,500 shares of Common Stock on the later of the date of such director's initial election or appointment to the Board of Directors or the date of adoption of the Directors' Plan, and (2) an option to purchase 4,500 shares of Common Stock on each annual anniversary of such election or appointment, provided that such individual is on that anniversary date a non-employee director. The options will have an exercise price of 100% of the fair market value of the Common Stock on the date of grant, have a ten-year term and become exercisable in four equal quarterly installments commencing on the date which is three months after the date of the grant thereof, subject to acceleration in the event of a change of control (as defined in the Directors' Plan). The options may be exercised by payment in cash, check or shares of Common Stock.

COMPENSATION OVERVIEW/ELEMENTS OF COMPENSATION

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     General. The Compensation Committee, presently consisting of Messrs. Mandell and Illick (and Mr. Adler, before his resignation on June 14, 2000), was established in August 1995 and is responsible for the planning, review and administration of the Company's executive compensation program.

     The Company's objective is to provide a superior return to its stockholders. To support this objective, the Company believes it must attract, retain and motivate top quality executive talent. The Company's executive compensation program is a critical tool in this process. The Company's executive compensation program has been designed to link executive compensation to the Company's performance through at-risk compensation opportunities, providing significant reward to executives based on the Company's success. The Company's executive compensation program consists of base salary, annual cash incentive opportunities and long-term incentives represented by stock options.

     Base Salary. The Committee recognizes the importance of a competitive compensation structure in retaining and attracting senior executives. Executive salary levels are reviewed and established annually. The salaries received by the Company's executives generally reflect their levels of responsibility and other factors, such as assessments of individual performance. See a description of Mr. Evan's employment agreement under Employment Contracts and Change in Control Agreements.

     As described above, the compensation of Mr. Evan, the Company's Chief Executive Officer, was $290,000 during 2000. This, along with the other compensation provided for in Mr. Evan's employment agreement, reflected the Board of Directors' agreement on Mr. Evan's contributions to the Company during the last year, including Mr. Evan's performance in strategically positioning the Company for future growth.

     Bonus Plan. The Company's executive officers are eligible for annual cash performance bonuses under the Bonus Plan, as described above under Employment Contracts and Change In Control Agreements. The Bonus Plan is designed to create an additional incentive for certain executive officers and employees of the Company to grow the Company's business while continuing to focus on operating income. The Committee believes that this form of compensation helps to more closely align the interests of the employees with those of the Company and its stockholders. For 2000, the Company did not make any payments under the Bonus Plan. Though the Company did not reach its incentive targets under the Bonus Plan for 2000, it provided certain executive officers with bonus payments in the amounts listed in the Summary Compensation Table above. These payments were not made pursuant to the Bonus Plan.

     Stock Options. Stock option grants have historically been used by the Company as part of its compensation program for the Company's executives and management team members. The Company's stock option program permits optionees to buy a specific number of shares of Common Stock, in the future, at the fair market value of such shares on the date the option is granted. Since stock options gain value only if the price of the Common Stock increases above the option exercise price, the use of stock option grants reflects the Company's philosophy of linking compensation to performance. In addition, the Committee believes that stock option grants to optionees help to provide an incentive for continued employment and otherwise more closely align the optionees interests with those of the Company and its stockholders. The Company also has used stock options as part of its standard compensation package developed to attract highly qualified employment candidates to the Company.

     Option grants made by the Committee during 2000 to the Company's executive officers included the grant of options for the purchase of 775,000 shares of the Common Stock. These option grants were part of the Committee's program to provide the Company's executives with an added long-term incentive through stock-based compensation. Subject to accelerated vesting under the Merger, the options vest over the next three years or, with respect to certain options granted to the Company's Chief Executive Officer, when the Common Stock achieves a certain designated stock price.

     The Compensation Committee believes that linking executive compensation to individual accomplishments as well as corporate performance results in a better alignment of compensation with corporate business goals and stockholder value. As strategic and performance goals are met or exceeded, resulting in increased value to stockholders, executives are rewarded commensurately. The Compensation Committee believes that compensation levels during 2000 adequately reflect the Company's compensation goals and policies.

                                          Compensation Committee,

                                          Christopher D. Illick
                                          Richard A. Mandell

COMPARATIVE PERFORMANCE BY THE COMPANY

     The Securities and Exchange Commission requires the Company to present a chart comparing the cumulative total stockholder return on its Common Stock with the cumulative total stockholder return of (i) a broad equity market index and
(ii) an index based on returns from a peer group of companies. The peer group of companies compared in the chart below consists of Church & Dwight Co., Inc., The Clorox Company, Colgate-Palmolive Company, The Dial Corp., Perrigo Company, The Procter & Gamble Company and Unilever N.V. (the "Peer Group Index"). This peer group was selected based on the Company's good faith determination that these companies fairly represent the companies which compete in the same industry or line-of-business as the Company. This chart compares the Common Stock with (i) the Nasdaq Composite Index and (ii) the Peer Group Index, and assumes an investment of $100 on December 31, 1995 in each of the Common Stock, the stocks comprising the Nasdaq Composite Index and the stocks comprising the Peer Group Index.

                     USA DETERGENTS, INC. AND SUBSIDIARIES
 COMPARISON OF CUMULATIVE TOTAL RETURN (DECEMBER 31, 1995 -- DECEMBER 31, 2000)

[COMPARISON GRAPH]

                                                     USA DETERGENTS'
                                                       PEER GROUP               NASDAQ COMPOSITE                  USAD
                                                     ---------------            ----------------                  ----
Dec 95                                                     100                         100                         100
Mar 96                                                     105                         105                         207
Jun 96                                                     111                         113                         255
Sep 96                                                     111                         117                         254
Dec 96                                                     120                         123                         266
Mar 97                                                     129                         116                         147
Jun 97                                                     149                         137                          65
Sep 97                                                     159                         160                          82
Dec 97                                                     168                         149                          52
Mar 98                                                     185                         174                          87
Jun 98                                                     195                         180                         106
Sep 98                                                     164                         161                          51
Dec 98                                                     208                         208                          46
Mar 99                                                     202                         234                          40
Jun 99                                                     202                         255                          39
Sep 99                                                     185                         261                          32
Dec 99                                                     210                         387                          18
Mar 00                                                     153                         435                          15
Jun 00                                                     160                         377                          19
Sep 00                                                     153                         349                          20
Dec 00                                                     176                         235                          15

              REPORT OF AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Audit Committee of the Board of Directors (the "Committee") was established in August 1995 and is responsible for, among other things, reviewing and discussing the audited financial statements with management, discussing with the Company's auditors information relating to the auditors' judgments about the quality of the Company's accounting principals, recommending to the Board of Directors that the Company include the audited financials in its Annual Report on Form 10K and overseeing compliance with the SEC requirements for disclosure of auditors' services and activities.

REVIEW OF AUDITED FINANCIAL STATEMENTS

     The Audit Committee has reviewed the Company's audited financial statements for the fiscal year ending December 31, 2000 as prepared by Deloitte & Touche LLP, the Company's independent auditors, and has discussed these financial statements with management. In addition, the Audit Committee has discussed with Deloitte & Touche the matters required to be discussed by SAS 61 regarding the codification of statements on auditing standards. Furthermore, the Audit Committee has received the written disclosures and the letter from Deloitte & Touche required by the Independence Standards Board Standard No. 1 and has discussed with Deloitte & Touche its independence.

RECOMMENDATION

     Based on the above review, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2000 be filed with the Company's annual report on Form 10K.

MEMBERSHIP

     The Audit Committee consists of Messrs. Mandell and Illick.

                                          Audit Committee

                                          Richard A. Mandell
                                          Christopher D. Illick

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Deloitte & Touche LLP was retained as the Company's independent public accountants for the fiscal year ended December 31, 2000.

AUDIT FEES

     Deloitte & Touche LLP billed the Company an aggregate of $271,896 in fees for professional services rendered in connection with the audit of the Company's financial statements for the fiscal year ended December 31, 2000 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     Deloitte & Touche LLP did not provide any professional services to the Company for the fiscal year ended December 31, 2000 in connection with the design or implementation of any financial information systems.

ALL OTHER FEES

     Deloitte & Touche LLP did not provide any other services to the Company for the fiscal year ended December 31, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     As part of the refinancing of the Company's then-existing indebtedness to PNC Bank, N. A. ("PNC") in February 1998, $4.0 million was loaned to the Company by 101 Realty Associates L.L.C. ("101 Realty") at a rate of 9.5% per annum. 101 Realty is a New Jersey limited liability company, which at the time of the loan was owned by Uri Evan, the Company's Chairman and Chief Executive Officer, Dinah Evan, Mr. Evan's wife, Daniel Bergman, a Director and Executive Officer of the Company, and Frederick J. Horowitz, Mark Antebi and Joseph Cohen, each of whom at the time of the loan was the beneficial owner of more than 5% of the Company's outstanding Common Stock. The loan from 101 Realty was secured by a second mortgage on one of the Company's properties, subject to a first mortgage held by PNC in the amount of $5.0 million. Additionally, each of Messrs. Evan, Horowitz, Bergman, Cohen and Antebi jointly and severally guaranteed repayment of an additional $5.0 million of the Company's indebtedness to PNC. As part of the transaction, 101 Realty was issued a warrant to purchase 98,524 shares of Common Stock, exercisable until April 2003, at an exercise price of $10.50 per share (subject to certain anti-dilution provisions). In connection with this issuance, the Company recognized a deferred charge of $335,000 in the first quarter of 1998. This charge was deferred and was amortized over the period ended February 29, 2001.

     In August 1998, the Company entered into a credit facility with a syndicate of lenders, including FINOVA Capital Corporation ("FINOVA"), in connection with which all but $10.0 million of the Company's indebtedness to PNC was paid down and the personal guarantees described above were released. On February 26, 1999, the Company refinanced its existing indebtedness by amending and restating the FINOVA Agreement to provide for an additional $14.5 million of financing. Of these proceeds, $4.0 million of the proceeds were set aside for the repayment of the Company's indebtedness to 101 Realty, provided the Company meets certain working capital levels and achieves specified profitability levels. In May, 1999 the Company released $2.0 million of the reserved proceeds to pay down a portion of its indebtedness to 101 Realty. The FINOVA Agreement provides for the reserved funds to be used to pay down a portion of the $14.5 million of additional indebtedness to the extent the Company does not meet the working capital and profitability levels required for the repayment of the 101 Realty indebtedness.

     The Company is currently paying the salaries and certain of the expenses of RetailClick.com, Inc. ("RetailClick"), a company that is principally owned by Mr. Evan, the Company's chairman. Such payments are in connection with the development and implementation of software which will enable the Company to communicate with its retailers via the internet and other communication devices. RetailClick is not presently charging the Company any additional fees (license or otherwise) for the software and services, but expects, to the extent the Company desires to continue to utilize the software and services, to enter into licensing arrangements in the future at fees to be negotiated. Total salaries and expenses paid on behalf of RetailClick approximated $190,000 during the year ended December 31, 2000.

     The Company has made various salary advances to Mr. Evan, the Company's chairman. The largest aggregate amount of such indebtedness was approximately $90,000 during the Company's fiscal year ended December 31, 2000. Currently Mr. Evan is indebted to the Company for approximately $60,000 and is paying back such indebtedness in bi-weekly $3,000 installments. No interest is charged on this indebtedness.

     In June 2000, the Company exchanged a warrant to purchase up to 350,000 shares of Common Stock, which had been issued to Frederick R. Adler, then a director of the Company, in December 1997, for a new warrant to purchase up to 140,000 shares of Common Stock. In consideration for the reduction in the number of shares available for purchase under such warrant, the exercise price of the new warrant was reduced to $4.125 per share from $7.78 per share. At the time of the exchange, Mr. Adler was indebted to the Company in the amount of $175,000 in connection with the original warrant. Such indebtedness was reduced to $70,000 approximating the pro rata reduction in the number of shares available for purchase under the warrant. The Company's board of directors determined that the Company's entering into the Armus joint venture constituted an "Accelerating Event" under the warrant, which resulted in the warrant becoming immediately exercisable.

     On February 7, 2000, the Company granted an option to purchase up to 200,000 shares of Common Stock to Mr. Adler, in consideration for consulting services to be rendered by Mr. Adler during the four-year period commencing January 1, 2000. The option was scheduled to vest over a four year period, at an exercise price of $2.78 per share of Common Stock. The Company's board of directors determined that the Company's entering into the Armus joint venture constituted an "Accelerating Event" under the option, which resulted in the option becoming immediately exercisable.

                                                                      SCHEDULE I

                              PURCHASER DESIGNEES

ROBERT A. DAVIES, III

Chief Executive Officer of Purchaser. Mr. Davies has served as Chairman and Chief Executive Officer of Parent since October 1995. Mr. Davies also serves as a member of the Board of Directors of Footstar, Inc. and The Newgrange School.

DENNIS M. MOORE

President of Purchaser. Mr. Moore has served as Vice President, Arm & Hammer Division Sales of Parent since February 2000. Prior to that, he held the positions of Vice President, General Manager International Operations/Business Development of Parent form October 1997 until February 2000; Vice President, Corporate Business Development of Parent form July 1996 until October 1997; and Vice President, Administration of Parent form May 1989 until July 1996.

ZVI EIREF

Chief Financial Officer and Treasurer of Purchaser. Mr. Eiref has served as Vice President, Finance and Chief Financial Officer of Parent since November 1995.

                                                                       EXHIBIT A

                              USA DETERGENTS, INC.

                            AUDIT COMMITTEE CHARTER

ROLE AND INDEPENDENCE

     The Audit Committee of the Board of Directors (the "Committee") assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company and other such duties as directed by the Board of Directors. The membership of the Committee shall consist of at least three directors who are generally knowledgeable in financial and auditing matters, including at least one member with accounting or related financial management expertise. Each member shall be free of any relationship that, in the opinion of the Board of Directors, would interfere with his or her individual exercise of independent judgment. The Committee is expected to maintain free and open communication (including private executive sessions at least annually) with the independent accountants, the internal auditors and the management of the Company. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel or other experts for this purpose. The Audit Committee shall review and reassess the adequacy of its charter on an annual basis.

     The Board of Directors shall appoint one member of the Committee as chairperson. Consistent with this position, it is expected that the chairperson will maintain regular liaison with relevant Company personnel (including the CFO and the Company's independent auditors).

     The Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities.

RESPONSIBILITIES

     The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and report the results of their activities to the Board. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.

     The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement or modify them as the Committee determines to be appropriate.

     - Recommending to the Board of Directors the independent accountant to be selected or retained to audit the financial statements of the Company. In so doing, the Committee will request from the auditor a written affirmation that the auditor is in fact independent, discuss with the auditor any relationships that may impact the auditor's independence, and recommend to the Board of Directors any actions necessary to oversee the auditor's independence.

     - Overseeing the independent auditor relationship by discussing with the auditor the nature and rigor of the audit process, receiving and reviewing audit reports, and providing the auditor full access to the Committee (and the Board of Directors) to report on any and all appropriate matters.

     - Providing guidance and oversight to the internal audit activities of the Company including reviewing the organization, plans and results of such activity.

     - Reviewing the audited financial statements and discussing them with management and the independent auditor. These discussions shall include consideration of the quality of the Company's accounting principles as applied in its financial reporting (which are expected to include a review of estimates, reserves and accruals, a review of judgmental areas, and a review of audit adjustments, whether or not recorded) and such other inquiries as the Committee determines to be appropriate. Based on the review, the Committee shall make its recommendation to the Board of Directors as to the inclusion of the Company's audited financial statements in the Company's annual report on Form 10-K.

     - Reviewing with management and the independent accountants the quarterly financial information prior to the Company's filing of its Form 10-Q. This review may be performed by the Committee or its chairperson.

     - Discussing with management, the internal auditors and the independent accountants the quality and adequacy of the Company's internal controls.

     - Discussing with management the status of pending litigation, taxation matters and other areas of oversight to the legal and compliance area as the Committee determines to be appropriate.

     - Reporting Audit Committee activities to the full Board of Directors and issuing annually a report to be included in the proxy statement (including appropriate oversight conclusions) for submission to the stockholders.

While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the Committee to resolve disagreements, if any, between management and the independent auditors or to ensure that the Company complies with all laws, regulations and contractual provisions applicable to the Company.

                                        2